MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel
DATE:	January 25, 2016
SUBJECT:
Response to Additional Comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on December 16, 2015 relating to the merger of the JNL/Mellon Capital Frontier Markets 100 Index Fund, a series of the Jackson Variable Series Trust, into the JNL/Mellon Capital Emerging Markets Index Fund, a series of the JNL Series Trust ("Registrant")
File No:  333-208569

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) follow up comment to the Registration Statement received via telephone on January 21, 2016.

The comment is repeated below in italics, with a response immediately following.

1.	General Comment

a.	Under the section entitled, "How an Insurance Company will Vote," the Registrant states that the Insurance Company and its affiliates will vote their own shares and shares held by other regulated investment companies in the same proportion as voting instructions timely given by Contract Owners. Please explain the legal basis for proportionately voting shares of a separate registered investment company and please confirm that this disclosure is also made in the registered investment company's Registration Statements.

RESPONSE: Registrant notes that this comment was given by the Commission Staff in the past with regard to how shares would be voted of the underlying fund shares in a Fund of Funds structure. Thus, Registrant notes that the reference in this section to "other regulated investment companies" refers to certain investment companies managed by Jackson National Asset Management, LLC ("JNAM"), as the Adviser, and organized as Fund of Funds.  Because of the potential for conflicts of interest if JNAM were to vote on behalf of these affiliated Fund of Funds, the Registrant has implemented echo voting for these shares.

In light of the current comment, Registrant proposes to revise the disclosure, as noted in bold text below to read as follows:

An Insurance Company will vote the Shares for which it receives timely voting instructions from Contract Owners in accordance with those instructions. Shares in each investment division of a Separate Account for which an Insurance Company receives a voting instruction card that is signed, dated and timely returned but is not marked to indicate voting instructions will be treated as an instruction to vote the Shares in favor of the Proposal. Shares in each investment division of a Separate Account for which an Insurance Company receives no timely voting instructions from a Contract Owner, or that are attributable to amounts retained by an Insurance Company or its affiliate as surplus or seed money, will be voted by the applicable Insurance Company either for or against approval of the Proposal, or as an abstention, in the same proportion as the Shares for which Contract Owners (other than the Insurance Company) have provided voting instructions to the Insurance Company. Similarly, the Insurance Companies and their affiliates will vote their own shares and will vote shares of the regulated investment companies that are held by Fund of Funds' whose shares are held by a Separate Account in the same proportion as voting instructions timely given by Contract Owners for those respective regulated investment companies. As a result of proportionate voting, a small number of Contract Owners could determine the outcome of the Proposal.

The Registrant has included disclosure in the registered investment company's Statement of Additional Information that states as follows:

Because shares in the Trust are sold only to the separate accounts of Jackson, Jackson NY, certain Funds of the Trust and certain investment companies managed by affiliates of the Adviser organized as Fund of Funds, and to certain qualified and unqualified retirement plans, Jackson, through their separate accounts which hold shares in the Trust as funding vehicles for variable insurance contracts and certain retirement plans, is the owner of record of substantially all of the shares of the Trust.  In addition, Jackson, through its general account, is the beneficial owner of shares in certain of the Funds, in some cases representing the initial capital contributed at the inception of a Fund, and in other cases representing investments made for other corporate purposes.

As may be required by applicable law and interpretations of the staff of the SEC, Jackson and Jackson NY will solicit voting instructions from owners of variable insurance contracts regarding matters submitted to shareholder vote, and will vote the shares held by their separate accounts in accordance with the voting instructions received from variable contract owners to whose contracts such shares are attributable.  This is sometimes referred to as "pass through" voting. Further, those shares which are owned by Jackson through its general account, and shares held in the separate accounts for which no voting instructions are received from contract owners, also will be voted by Jackson in the same proportions as those shares for which voting instructions are received from variable contract owners.  This is sometimes referred to as "echo" voting.  Master Fund proxies solicited from Feeder Funds are voted in accordance with applicable provisions of Section 12 of the Investment Company Act of 1940.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

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